UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2026
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F☒  Form 40-F☐

The following exhibits are attached to this Form 6-K: (i) a copy of the Press Release Announcing the Filing of Grupo Televisa, S.A.B.’s Form 20-F and Annual Report is attached hereto as Exhibit 99.1 and (ii) a copy of the 2025 Annual Report of Grupo Televisa, S.A.B. is attached hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release Announcing the Filing of Grupo Televisa, S.A.B.’s Form 20-F and Annual Report
99.2	2025 Annual Report of Grupo Televisa, S.A.B.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Date: April 30, 2026	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel